Exhibit (d)(5)

Pfizer Inc.

2023 Long-Term Incentive Program – Executive

Points of Interest Addendum

5-Year Total Shareholder Return Units and Performance Share Awards

This 2023 Long-Term Incentive Program - Executive Points of Interest Addendum (“Addendum”) sets forth the modified terms and conditions applicable to your 5-year Total Shareholder Return Units (“TSRUs”) and Performance Share Awards (“PSAs”) granted in 2023 if you choose to elect to modify your 5-year Total Shareholder Return Units and/or Performance Share Awards as part of the Tender Offer Program (“Offer”) offered by Pfizer Inc. (“Pfizer” or, together with any Affiliate, the “Company”), a Delaware corporation. If a Participant elects to accept the Offer, the modified terms described in this Addendum, in addition to the terms and conditions set forth in the original Grant Agreement, and 2023 Long-Term Incentive Program – Executive Points of Interest document (“Executive POI”) (including ancillary documents and any country-specific information for your country referenced therein), except to the extent modified by the Offer and this Addendum, shall govern, and the 2023 5-year TSRUs and 2023 PSAs will become “Modified TSRUs” and “Modified PSAs”. These documents are available on Fidelity NetBenefits. Should you elect to decline, or not take any action on the Offer, all original terms and conditions shall continue to apply to your 2023 5-year TSRUs and 2023 PSAs, and this Addendum is not applicable.

Other than with respect to the terms noted below, the Modified TSRUs and Modified PSAs remain subject to the original terms and conditions that you accepted at the time of the original grant, as set forth in the original Grant Agreement, Executive POI and the Pfizer Inc. 2019 Stock Plan (the “Plan”), which are available on Fidelity NetBenefits and Fuse. Both the Offer, this Addendum and all original documents should be reviewed in their entirety and retained by you. In the event of a conflict between this Addendum and the provisions of the Plan, the Plan provisions will control. Unless otherwise defined herein, the terms used in this Addendum are as defined in the Plan or in the original Grant Agreement and Executive POI.

Eligible Colleagues. Active colleagues who have been continuously employed since July 24, 2024, who hold 5-Year TSRUs and/or PSAs as of August 12, 2024 that were granted in the 2023 annual cycle, are eligible to accept the Offer.

5-Year Total Shareholder Return Units. TSRUs represent the right to receive shares of Pfizer common stock equal to the difference between the Settlement Price and the Grant Price, plus dividend equivalents accumulated during the settlement period, multiplied by the number of TSRUs divided by the Settlement Price. If the difference between the Settlement Price and the Grant Price is negative, then the accumulated dividend equivalents are reduced by this amount to determine the settlement amount. The Grant Price and the shares granted to you as stated on your original 2023 5-Year Total Shareholder Return Units (TSRUs) Grant Agreement and/or Grant Letter remain unchanged.

i.	Vesting and Settlement. Subject to your continued employment with the Company, the Modified TSRUs will vest on the fifth anniversary (rather than the third anniversary) of the Grant Date and settle on the seventh anniversary (rather than the fifth anniversary) of the Grant Date. The vested Modified TSRUs will settle on the settlement date using the settlement formula (see below) in the original Grant Agreement and POI with the settlement price equal to the 20-day average on the seventh anniversary (rather than the fifth anniversary) of the grant date and be paid no later than 60 days thereafter. If your employment terminates for all reasons other than Death, your right to the Modified TSRUs will be determined in accordance with Section II of the original Grant Agreement.

ii.	Termination upon Death. In the event your employment is terminated due to death, the unvested Modified TSRUs shall immediately vest and, including any vested Modified TSRUs, be settled to your estate or the person you name in your will (subject to local legal restrictions) using the greater of 1) a Monte Carlo valuation as of the most recent quarter end prior to your death or 2) the formula noted above, with the exception of using a 20-day average settlement price as of the date of your death. PTUs, if any, will immediately be settled. Settlement will be made as soon as practicable and in any event by December 31 of the year following the year in which the death occurs.

iii.	Proration. In the event your employment is Involuntarily Terminated without cause, your unvested TSRUs will be prorated for the portion of the vesting period that you were an active Pfizer employee. The proration amount will be calculated following the new, longer vesting schedule. As such, the prorated shares are calculated with the numerator equal to the number of days from the original grant date until the termination date and the denominator equal to the number of days from the original grant date until the (new) vesting date (5-years).

iv.	PTU Exercise. Modified TSRUs become available to be converted into PTUs upon their vesting date (fifth anniversary) provided you are retirement-eligible. Modified TSRUs have a longer vesting period which will delay the date of eligibility for PTU conversion.

v.	Other Terms and Conditions. All other terms and conditions (including any country-specific information and any ancillary documents for the Participant’s country referenced therein) which you accepted with the original grant remained unchanged. Refer to your original Grant Agreement and/or Grant Letter and Executive POI document. You can refer to these on Fuse and/or Fidelity. We recommend downloading your Grant Agreement from Fidelity and the POI document which is also available on Fuse and saving these documents for your records.

Performance Share Awards. PSAs represent the right to receive cash or shares of Pfizer common stock, upon vesting and settlement, contingent upon Pfizer’s corporate performance in relation to the performance metrics over a three-year performance period.

i.	Vesting and Settlement/Payment. Subject to your continued employment with the Company, the Modified PSAs will vest and settle on the fifth anniversary (rather than third anniversary) of the Grant Date and may earn from 0% to 200% of your target Award. Payout is based on performance at the end of the three-year performance period (January 1, 2025 through December 31, 2027) at the discretion of the Compensation Committee and, in no event, later than March 15 of the year following the end of the performance period. The PSA payout may be payable in shares or cash, at the discretion of the Compensation Committee. For active participants, the value delivered will be paid in cash; for inactive participants (determined as of the vesting date) who retained all or a portion of this award, the value delivered will be paid in shares of common stock. If your employment terminates for all reasons other than Death and Retirement, your right to the Modified PSAs will be determined in accordance with Section II of the original Grant Agreement.

ii.	Performance Period. The performance period is January 1, 2025 through December 31, 2027 (rather than January 1, 2023 through December 31, 2025).

iii.	Formula. Value delivered from the Modified PSAs at settlement equals:

Average of the three annual Adjusted Net Income Performance Factors

+ (1.5 x the differential between Pfizer’s TSR % – DRG Pharma Index TSR %) – Subject to a maximum 25 percentage points adjustment on the differential. Payout continues to be capped at Target if Pfizer TSR is negative.

iv.	Termination upon Death. In the event your employment is terminated due to death, the Modified PSAs shall immediately vest and will be settled using a combination of actual performance for completed years and target performance for uncompleted years, with the TSR modifier based on the most recent quarter end prior to your death. For participants who die in the fourth quarter of any year, the determination of performance for that year will be delayed until the quarter has ended and the actual performance for that year will be used and target performance will be used for any future years.

v.	Proration. In the event your employment is Involuntarily Terminated without cause and your shares are subject to proration, the proration amount will be calculated using the new vesting schedule. As such, the prorated shares are calculated with the numerator equal to the number of days from the original grant date until the termination date and the denominator equal to the number of days from the original grant date until the (new) vesting date (5-years).

vi.	Other Terms and Conditions. All other terms and conditions (including any country-specific information and any ancillary documents for the Participant’s country referenced therein) which you accepted with the original grant remain unchanged. Refer to your original Grant Agreement and/or Grant Letter and Executive POI document. You can refer to these on Fuse and/or Fidelity. We recommend downloading your Grant Agreement from Fidelity and the POI document which is also available on Fuse and saving these documents for your records.

Open Window. Eligible Participants who wish to accept the Offer with respect to the 2023 TSRUs and/or 2023 PSAs may submit their election(s)during the Open Window period from August 12, 2024 to 11:59 PM Eastern Time on September 12, 2024 (the “Expiration Date”). If Pfizer extends the period of time during which the Offer remains open, the term “Expiration Time” will refer to the last time and date on which the Offer expires.

How to accept. If you choose to participate in this Offer, we will be using the Fidelity annual Long-Term Incentive (LTI) Online Grant Acceptance (OGA) process on Fidelity NetBenefits. To accept the Offer, you will need to make a separate election for each eligible grant that you wish to modify. Once you have accessed the Fidelity NetBenefits website, you will be able to review your eligible grants available for modification. After you have taken action and submitted your election(s), you will receive a confirmation email from Fidelity Stock Plan Services (Fidelity) for each grant for which you have submitted an election.

The Offer is voluntary. If you wish to accept the Offer, you will need to take action via Fidelity NetBenefits before the Expiration Time. If you decline the Offer or do not make an election prior to the Expiration Time, the terms of your Original Awards will continue.

Please refer to the email sent from LTIModification@Pfizer.com on August 12, 2024 for specific instructions on how to access Fidelity NetBenefits to participate in the Offer and make your election.

Changing Your Election. If after you make your election, you wish to modify your election or withdraw your election, please complete the “Election Change Form” available on Fidelity under Plan & Grant Documents and send the completed form via email to LTIModification@Pfizer.com before September 12, 2024, 11:59 PM Eastern Time, unless otherwise extended. It is your responsibility to complete the form and submit it timely.

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933.

Because Total Shareholder Return Units (TSRUs), Profit Units (PTUs) and Performance Share Awards (PSAs) involve complex tax considerations, we urge you to consult a qualified financial and/or tax advisor before deciding whether to accept the Offer, your TSRUs or PTUs are settled, your PSAs are paid to you, or you dispose of your stock.

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